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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                 FORM 12b-25


                                                 Commission File Number:  1-9208


                         NOTIFICATION OF LATE FILING

   (Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q

[ ] Form N-SAR
        For Period Ended:
                         ------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
        For the Transition Period Ended:
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        Read attached instruction sheet before preparing form.  Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant
                         NRG GENERATING (U.S.) INC.
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Former name if applicable
                     O'Brien Environmental Energy, Inc.
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Address of principle executive office (Street and number)
                             1221 Nicollet Mall
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City, state and zip code        Minneapolis, Minnesota   55403
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                                   PART II
                           RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition
                report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion there of will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


                                  PART III
                                  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        On September 28, 1994, the registrant (then named O'Brien Environmental Energy, Inc.) filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of New Jersey (the "Court"). On April 30, 1996, the registrant emerged from bankruptcy. The registrant has filed with the Securities and Exchange Commission under cover of Form 8-K the monthly reports which were filed with the Court relating to periods during which the registrant was under the protection of the bankruptcy laws. However, because of the pendency of the bankruptcy proceeding and the related disruptions to the registrant's business and organization, it was necessary for the registrant to delay the preparation of audited financial statements for the fiscal year ended June 30, 1995. Such financial statements have been filed under cover of Form 8-K dated September 25, 1996. The registrant was unable to complete the preparation of financial statements for the fiscal year ended June 30, 1996 or commence preparation of the Annual Report on Form 10-K for the fiscal year ended June 30, 1996 until the financial statements for the fiscal year ended June 30, 1995 had been completed. As a result, the registrant is unable to file any portion of the Form 10-K for the fiscal year ended June 30, 1996 at this time. The registrant expects to complete the preparation of its financial statements for the year ended June 30, 1996, in October 1996 and to file its Report on Form 10-K for the year ended June 30, 1996, at the earliest practicable date thereafter.



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                                   PART IV
                              OTHER INFORMATION

        (1)     Name and telephone number of person to contact in regard to this notification
           Mr. Timothy P. Hunstad              (612)              373-5300
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                   (Name)                    (Area Code)      (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ ] Yes  [X] No

        The registrant has not filed the following periodic reports:
           Quarterly Report on Form 10-Q for the period ended September 30, 1994 Quarterly Report on Form 10-Q for the period ended December 31, 1994 Quarterly Report on Form 10-Q for the period ended March 31, 1995 Annual Report on Form 10-K for the fiscal year ended June 30, 1995 Quarterly Report on Form 10-Q for the period ended September 30, 1995 Quarterly Report on Form 10-Q for the period ended December 31, 1995 Quarterly Report on Form 10-Q for the period ended March 31, 1996

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The registrant anticipates that the earnings statements to be included in the Annual Report on Form 10-K for the period ended June 30, 1996 will reflect a significant decrease in operating losses from the corresponding period for the last fiscal year. The registrant believes that the anticipated change in operating losses will be the result of asset write-downs during the fiscal year ended June 30, 1995 that will not be replicated during the fiscal year ended June 30, 1996 and significant reductions in selling, general and administrative expenses due to corporate restructing prior to emerging from bankruptcy. Because the registrant has not yet completed the preparation of the financial statements for the fiscal year ended June 30, 1996, a reasonable estimate of such change in results cannot be made at this time.


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NRG Generating (U.S.) Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 30, 1996              /s/ Timothy P. Hunstad
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                                      By:  Timothy P. Hunstad
                                      Vice President and Chief Financial Officer




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